SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.


     Commission File Number 1-4721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         CENTEL RETIREMENT SAVINGS PLAN
                          FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                              POST OFFICE BOX 11315
                           KANSAS CITY, MISSOURI 64112








                  TOTAL NUMBER OF PAGES     25
                  EXHIBIT INDEX AT PAGE     24

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                              REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2. Audited Statements of Net Assets Available for Benefits With Fund Information as of December 31, 2001 and 2000.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years Ended December 31, 2001, 2000 and 1999.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 2001.
     -Reportable Transactions For the Year Ended December 31, 2001.

6.   Consent of Ernst & Young  LLP (Exhibit 23a).

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension & Savings Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Centel Retirement Savings Plan
                              for Bargaining Unit Employees


Date:     June 28, 2002       By:  /s/ Gene Betts
                                       Gene Betts
                                       Pension & Savings Trusts
                                         Committee Member


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                                  EXHIBIT INDEX


Exhibit Number                                      Page

23a            Consent of Ernst & Young LLP          25